

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
P.E. 1-8-07

DIVISION OF
CORPORATION FINANCE



07050005

March 5, 2007

Act: 1934
Section: 14A-8
Availability: 3/5/2007

Anthony J. Horan
Corporate Secretary
Office of the Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2007

Dear Mr. Horan:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to JPMorgan by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

1168163

JPMorganChase

Anthony J. Horan
Corporate Secretary
Office of the Secretary

January 8, 2007

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal by JPMorgan Chase & Co. Pursuant to Rule 14a-8: John Chevedden, as agent for William Steiner

Ladies and Gentleman:

John Chevedden has submitted four shareholder proposals to JPMorgan Chase & Co. (the "Company"), a Delaware corporation, each purportedly as agent for four different individual shareholders, Ray T. Chevedden (subsequently withdrawn), Victor Rossi, William Steiner and Kenneth Steiner. The subject of this letter is a proposal and supporting statement submitted to the Company by John Chevedden for William Steiner (the "Proponent"), by letter dated October 12, 2006 (the "Proposal"). The Proposal is attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2007 Annual Meeting of Stockholders.

I hereby notify the Commission that the Company intends to omit the Proposal from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2007 Annual Meeting of Stockholders, pursuant to Rule 14a-8(i)(11). Rule 14a-8(i)(11) provides that a proposal may be omitted if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting."

Our 2007 Annual Meeting of Stockholders is scheduled to be held on May 15, 2007, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2007. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

JPMorgan Chase & Co. • 270 Park Avenue, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the SEC's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Ground for Omission

The Proposal would substantially duplicate another proposal submitted to the Company that will be included in the Company's Proxy Materials - Rule 14a-8(i)(11)

On November 23, 2006, the Proponent submitted the Proposal for inclusion in the Proxy Materials. We note that the Proponent's letter is dated October 12, 2006. However, the Company did not receive the Proposal until it was submitted on November 23, 2006, via facsimile. The Proposal is substantially duplicative of a stockholder proposal submitted on November 2, 2006, from the American Federation of State, County and Municipal Employees (the "Earlier Proposal"), which the Company intends to include in its Proxy Materials. The Earlier Proposal is attached hereto as Exhibit B.

Rule 14a-8(i)(11) allows a company to exclude a stockholder proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that the exclusion is intended to "eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Rel. No. 34-12598 (Jul. 7, 1976).

For your convenience, we have set forth the resolution portion of the Earlier Proposal and the Proposal:

Earlier Proposal (received on November 2, 2006)
"RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan Chase") ask the Compensation and Management Development Committee of the Board of Directors to adopt a policy that a significant portion of restricted stock and restricted stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting. The policy should be implemented in a way that does not violate any existing employment agreement or the terms of any equity compensation plan currently in effect."

Proposal (received on November 23, 2006)
"Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 50% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.
'Performance-based' equity compensation is defined here as:
(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or
(c) Performance-vesting options on restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period."

Although the terms of the Earlier Proposal and the Proposal are nominally different, the principal thrust and focus of each of the proposals is the establishment of performance goals or criteria for the award and grant of equity compensation to the Company's senior executives. Two proposals need not be exactly identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). In granting requests for no-action relief under Rule 14a-8(i)(11), the Staff has consistently taken the position that proposals that have the same "principal thrust" or "principal focus" may be considered substantially duplicative, even where such proposals differ in terms and scope. See Comcast Corporation (March 22, 2005) (a proposal requesting that the company's board amend the company's charter to require that the chairman of the board be an independent director who has not previously served as an executive officer of the company was substantially duplicative of a proposal requesting that the company's board adopt a resolution requiring that the chairman of the board serve in that capacity only and have no management duties, titles, or responsibilities); The Home Depot, Inc. (February 28, 2005) (a proposal requesting that the company's compensation committee adopt a policy that a significant portion of restricted stock and deferred stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting was substantially duplicative of a proposal requesting that the compensation committee adopt a performance and time-based restricted share grant program for senior executives that included specific time- and performance-based vesting features); Sun Microsystems, Inc. (available July 29, 2005) (proposal requiring that fifty percent of all equity based compensation to senior executives be "performance-based" substantially duplicated previous proposal requiring that a significant portion of future stock option grants be "performance-based"); Constellation Energy Group, Inc. (February 19, 2004) (proposal requesting performance and time-based restricted stock grants for senior executives in lieu of stock options substantially duplicates a broader prior proposal requesting a "Commonsense Executive Compensation" program including limitations on CEO salary, annual executive bonuses, form and amount of long-term equity compensation and severance agreements, as well as performance criteria); and Siebel Systems, Inc. (available April 15, 2003) (proposal urging use of performance-based options substantially duplicates a broader prior proposal requesting a policy defining portions of equity to be provided to employees and executives, requiring performance criteria for options, and holding periods for shares received). Implicit in the "principal thrust or focus" test is the concern that the presence of multiple proposals in the same proxy statement that address the same issue in different terms creates the risk that, if each of the proposals were adopted by the stockholders, the board of directors would not be left with a clear expression of stockholder intent on the issue. See General Electric Company (January 22, 2003). Thus, while Rule 14a-8(i)(11) protects stockholders from the confusion caused by substantially duplicative proposals, it also protects a board from being placed in a position where it cannot effectively consider or implement the stockholders' will because the proposals request different board actions.

Based on the foregoing and consistent with the stated purpose of Rule 14a-8(i)(11), if the Company were required to include the Earlier Proposal and the Proposal in its Proxy Materials, the duplicative nature of the proposals would create the potential for confusion for the Company's stockholders. As a result, the Company believes that the Proposal may be alternatively omitted under Rule 14a-8(i)(11).

* * * * *

For the reasons set forth above, the Company respectfully requests the SEC to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the SEC not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,



Anthony J. Horan
Corporate Secretary

cc: John Chevedden, as agent for William Steiner
Jeremiah Thomas, Esq.

Exhibit A

WILLIAM STEINER PROPOSAL

Attached hereto as separate PDF attachment

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. William B. Harrison
Chairman
JPMorgan Chase & Co. (JPM)
Corporate Secretary
270 Park Ave
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Harrison,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,



William Steiner

10/12/06
Date

cc: Anthony J. Horan
PH: 212 270-6000
FX: 212 270-4240
FX: 212 270-2966
FX: 212-270-1648
F: 212 270-2613

[Rule 14a-8 Proposal, November 24, 2006]

3 – Performance Based Stock Options

Resolved, Shareholders request that our Board of Directors adopt a policy whereby at least 50% of future equity compensation (stock options and restricted stock) awarded to senior executives shall be performance-based, and the performance criteria adopted by the Board disclosed to shareowners.

"Performance-based" equity compensation is defined here as:

(a) Indexed stock options, the exercise price of which is linked to an industry index;

(b) Premium-priced stock options, the exercise price of which is substantially above the market price on the grant date; or

(c) Performance-vesting options or restricted stock, which vest only when the market price of the stock exceeds a specific target for a substantial period.

This is not intended to unlawfully interfere with existing employment contracts. However, if there is a conflict with any existing employment contract, our Compensation Committee is urged for the good of our company to negotiate revised contracts that are consistent with this proposal.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

As a long-term shareholder, I support compensation policies for senior executives that provide challenging performance objectives that motivate executives to achieve long-term shareowner value. I believe that a greater reliance on performance-based equity grants is particularly warranted at JPMorgan.

The Corporate Library http://www.thecorporatelibrary.com/ an independent investment research firm said: After a review of the governance practices at JPMorgan Chase, we are reaffirming our overall rating of D. We do not believe that enough of the current CEO's pay is properly aligned with shareholders' long-term interests. Furthermore, we are not in agreement with Lee Raymond, the former CEO of ExxonMobil, serving as the chairman of the compensation committee. Mr. Raymond's excessive compensation and retirement benefits raise questions as to whether or not he is the proper candidate to lead the company's compensation committee.

Many leading investors criticize standard options as inappropriately rewarding mediocre performance. Warren Buffett has characterized standard stock options as "a royalty on the passage of time" and has spoken in favor of indexed options.

In contrast, peer-indexed options reward executives for outperforming their direct competitors and discourage re-pricing. Premium-priced options reward executives who enhance overall shareholder value. Performance-vesting equity grants tie compensation more closely to key measures of shareholder value, such as share appreciation and net operating income, thereby encouraging our executives to set and meet performance targets.

Performance Based Stock Options
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

AMERICAN FEDERATION OF STATE, COUNTY AND MUNICIPAL EMPLOYEES PROPOSAL

Attached hereto as separate PDF attachment

RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan Chase") ask the Compensation and Management Development Committee of the Board of Directors to adopt a policy that a significant portion of restricted stock and restricted stock units granted to senior executives require the achievement of performance goals as a prerequisite to vesting. The policy should be implemented in a way that does not violate any existing employment agreement or the terms of any equity compensation plan currently in effect.

SUPPORTING STATEMENT

JPMorgan Chase uses a substantial amount of restricted stock and restricted stock units to compensate its senior executives. For 2005, William Harrison and James Dimon each received restricted stock awards valued at $12,600,000 (awarded January 19, 2006). As of December 31, 2005 (before the awards for 2005 were granted), Mr. Harrison held 575,889 shares of restricted stock and restricted stock unitsworth $22,857,034, and Mr. Dimon held 167,975 shares and units worth $6,666,928. The vesting of these awards does not depend on the achievement of any performance goals; rather, they simply vest over time.

We believe that compensation policies should align the interests of senior executives with those of shareholders. However, to provide appropriate incentives, we believe that restricted stock should have real downside risk. Restricted stock without performance-based vesting measures are often described as "pay for pulse," because shares vest after an executive puts in a certain amount of time at the company, not as a result of achieving performance goals.

There has been significant criticism of the incentive value of restricted stock grants without performance hurdles. An August 11, 2003 editorial in Forbes characterized restricted stock grants without performance targets as "weak incentives for improving performance." WorldCom/MCI corporate monitor and former SEC chairman Richard Breeden opined in his August 2003 governance recommendations for MCI that "there is not a strong reason for granting restricted stock rather than simply paying cash unless there are performance hurdles to vesting." Matt Ward, CEO of San Francisco-based Westward Pay Strategies, says restricted stock grants without performance targets create "the lay-low effect: just lay low and don't get fired."

Leading companies have been requiring senior executives to satisfy performance requirements before restricted stock can vest. In its widely publicized 2003 shift from stock options to restricted stock, Microsoft imposed performance vesting targets on its 600 most senior managers. The performance share units granted to GE CEO Jeffrey Immelt in 2003 similarly require the achievement of goals relating to cash flow from operations and total shareholder return. JPMorgan Chase should follow the lead of these companies

Last year, this proposal received a majority of shares voted for and against at JPMorgan Chase. We urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2007

The proposal requests that the company adopt a policy whereby at least 50% of future equity compensation awarded to senior executives shall be performance-based.

There appears to be some basis for your view that JPMorgan may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of a previously submitted proposal that will be included in JPMorgan's 2007 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END